UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCRE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,863*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 1,680,863 Ordinary Shares beneficially owned by CITIC Capital MB Investment Limited. The Reporting Person expressly disclaims beneficial ownership of 1,680,863 Ordinary Shares owned by CITIC Capital MB Investment Limited.

**	Percentage calculated based on the total number of 33,203,014 Ordinary Shares outstanding as of March 31, 2018 as reported on Form 6-K of the Issuer filed on May 4, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,680,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

**	Percentage calculated based on the total number of 33,203,014 Ordinary Shares outstanding as of March 31, 2018 as reported on Form 6-K of the Issuer filed on May 4, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A)	☐
	(B)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,863*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 1,680,863 Ordinary Shares beneficially owned by CITIC Capital MB Investment Limited. The Reporting Person expressly disclaims beneficial ownership of 1,680,863 Ordinary Shares owned by CITIC Capital MB Investment Limited.

**	Percentage calculated based on the total number of 33,203,014 Ordinary Shares outstanding as of March 31, 2018 as reported on Form 6-K of the Issuer filed on May 4, 2018.

CUSIP No. G21515104

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, People’s Republic of China. The Issuer’s Ordinary Share are listed on the NASDAQ Global Select Market under the symbol “CBPO.”

Item 2. Identity and Background

(a)          This Statement is being filed by (i) CCRE Holdings Limited, a company organized under the laws of the Cayman Islands (“CCRE”), (ii) CITIC Capital MB Investment Limited, a company organized under the laws of the Cayman Islands (“CCMB”), and (iii) CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL,” together with CCRE and CCMB, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

(b)          The address of CCRE’s registered office is 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

The address of CCMB’s registered office is P.O. Box 31119, Grand Pavilion, Hisbiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c)          The principal activity of CCRE is investment holdings. CCRE is a wholly owned subsidiary of CCMB. The principal activity of CCMB is investment holdings. CCMB is a wholly owned subsidiary of CCHL. CCHL is an investment management and advisory company.

Schedule A, attached hereto, lists the executive officers and directors of CCRE, CCMB and CCHL and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)          During the past five years, neither CCRE, CCMB, CCHL nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, neither CCRE, CCMB, CCHL nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G21515104

(f)          Each of CCRE and CCMB is a corporation organized and existing under the laws of the Cayman Islands. CCHL is a corporation organized and existing under the laws of Hong Kong.

CCRE is making this joint filing with CCHL and CCMB because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter (as defined below), as described in Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Between May 21, 2018 and June 8, 2018, an affiliate of the Reporting Persons (the “Original Purchaser”), used approximately $145,065,698.51 (including brokerage commissions) in the aggregate to purchase 1,680,863 Ordinary Shares (the “Shares”). The Shares were acquired through open market purchases. On June 14, 2018, the Original Purchaser transferred the Shares to CCMB for $78,589,887.64.

The source of the funds used by the Original Purchaser to acquire the Shares was its working capital. The source of funds used by CCMB to acquire the Shares from the Original Purchaser was its working capital.

Item 4. Purpose of Transaction

On June 11, 2018, CCRE submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”). In the Proposal Letter, CCRE outlined its proposal (“Proposal”) for the Transaction (as defined below). Under the Proposal, CCRE proposes to acquire, all of the outstanding share capital of the Issuer not already owned by CCRE and its affiliates (collectively “CITIC”) for US$110 in cash per Ordinary Share (the “Transaction”). In the Proposal Letter, CCRE stated that it intends to finance the Transaction with a combination of debt and equity. The Proposal also provides that, among other things, (a) CITIC will need to conduct due diligence on the Issuer, and (b) CITIC will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction. In the Proposal Letter, CCRE also expressed its willingness to welcome members of the management of the Issuer and other shareholders of the Issuer in joining CITIC to participate in the Transaction, and at the very least, it hopes that the existing key members of management can continue to lead the Issuer after the completion of the Transaction.

The Proposal and the Transaction are subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and CITIC and the redemption and termination of all preferred share purchase rights of the Issuer before any such right becomes exercisable. Neither the Issuer nor CITIC is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. CITIC reserves the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason.

References to the Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter, which is attached hereto as an exhibit and incorporated herein by reference as if set forth in its entirety herein.

If the proposed Transaction is completed, the Ordinary Shares would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)		Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
CCRE	1,680,863	(3)	5.1%	0	0	0	0
CCMB	1,680,863		5.1%	1,680,863		1,680,863
CCHL	1,680,863	(4)	5.1%	0	0	0	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

(2)	Percentage calculated based on the total number of 33,203,014 ordinary shares outstanding as of March 31, 2018 as reported on Form 6-K of the Issuer filed on May 4, 2018.

(3)	Represents 1,680,863 Ordinary Shares beneficially owned by CCMB. CCRE, CCMB and CCHL may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter. CCRE expressly disclaims beneficial ownership of 1,680,863 Ordinary Shares owned by CCMB.

(4)	Represents 1,680,863 Ordinary Shares beneficially owned by CCMB. CCHL expressly disclaims beneficial ownership of 1,680,863 Ordinary Shares owned by CCMB.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares which are beneficially owned by any of the persons named in response to Item 2.

(c)          To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. G21515104

(d)          To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in its entirety in this Item 6.

On June 18, 2018, the Reporting Persons entered into to an agreement with respect to the joint filing of this Statement and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Statement and is incorporated by reference herein.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Document

1	Joint Filing Agreement, dated June 18, 2018, between CCRE Holdings Limited, CITIC Capital MB Investment Limited and CITIC Capital Holdings Limited.

2	Proposal Letter to the Issuer dated June 11, 2018.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2018

CCRE HOLDINGS LIMITED

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Director

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Yichen Zhang
Name:	Yichen Zhang
Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
Name:	Yichen Zhang
Title:	Director

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer & Director - CCHL, Director-CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL, Japan Private Equity	10/F, Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL, Managing Partner of CITIC Capital Partners	22/F, Raffles City Beijing Office Tower, 1 Dongzhimen South Street, Dongcheng District, Beijing 100007, China

Fung Yee Man, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer & Senior Managing Director – CCHL, Director-CCMB and CCRE	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	President, Head of Asset Management & Director – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Al-Hammadi, Ahmed Ali H A	Qatar	Head of Fund Investments – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Lai, Jimmy Chi Ming	Hong Kong	General Manager – Tenpay, Director – CCHL	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China

Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited, Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Lin, Yun-Ku	Taiwan	President – Fubon Financial Holding Venture Capital Corp., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi Mohammed, Saif SS	Qatar	Head (New York) – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Qian, Guorong	China	Vice Chairman , President – CITIC Capital Equity Investment (Tianjin)	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Cheung, Miu	Australia	Senior Managing Director & Managing Partner of Structured Investment & Finance – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director & Managing Partner of Real Estate – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wong, Yong Kai	Singapore	Managing Director & Co-General Counsel – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Pan, Hongyan	China	Director-CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Liu, Mo	China	Director-CCMB and CCRE	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong